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Exhibit 12.1

METALDYNE CORPORATION
Computation Of Ratio Of Earnings To Combined Fixed Charges And
Preferred Stock Dividends
(Dollars in thousands)

	3 Months Ended April 3, 2005		3 Months Ended March 28, 2004		Year Ended January 2, 2005		Year Ended December 28, 2003		Year Ended December 29, 2002		Year Ended December 31, 2001		11/28–12/31 2000
									(Restated)		(Restated)		(Restated)
EARNINGS (LOSS) BEFORE INCOME TAXES AND FIXED CHARGES:
Income (loss) from continuing operations before income taxes and cumulative effect of accounting change, net	$(5,390)		$(5,490)		$(64,860)		$(83,990)		$(69,090)		$(47,040)		$(42,820)
(Deduct) add equity in undistributed earnings (loss) of less-than-fifty percent owned companies	(610)		(1,460)		(1,450)		20,700		1,410		8,930		1,000
Add interest on indebtedness, net	22,600		20,100		82,140		75,510		91,000		148,160		14,440
Add amortization of debt expense	780		670		3,880		2,480		4,770		11,620		550
Add preferred stock dividends and accretion	5,440		4,260		19,900		—		—		—		—
Estimated interest factor for rentals (d)	4,650		4,170		16,480		12,930		12,460		9,730		310

Earnings before income taxes and fixed charges	$27,470		$22,250		$56,090		$27,630		$40,550		$131,400		$(26,520)

FIXED CHARGES:
Interest on indebtedness, net	$22,600		$20,100		$82,140		$75,510		$91,000		$148,160		$14,440
Amortization of debt expense	780		670		3,880		2,480		4,770		11,620		550
Preferred stock dividends and accretion	5,440		4,260		19,900		—		—		—		—
Estimated interest factor for rentals (d)	4,650		4,170		16,480		12,930		12,460		9,730		310

Total fixed charges	33,470		29,200		122,400		90,920		108,230		169,510		15,300
Preferred stock dividends (a)	—		—		—		10,320		13,090		6,430		620

Combined fixed charges and preferred stock dividends	$33,470		$29,200		$122,400		$101,240		$121,320		$175,940		$15,920

Ratio of earnings to fixed charges	—	(b)	—	(b)	—	(b)	—	(b)	—	(b)	—	(b)	—	(b)

Ratio of earnings to combined fixed charges and preferred stock dividends	—	(c)	—	(c)	—	(c)	—	(c)	—	(c)	—	(c)	—	(c)

(a)
Based on the Company's effective tax rate, represents the amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50% owned companies.

(b)
Results of operations for the three months ended April 3, 2005 and March 28, 2004, years ended January 2, 2005, December 28, 2003, December 29, 2002 (as restated) and December 31, 2001 (as restated) and the 34 days ended December 31, 2000 (as restated) are inadequate to cover fixed charges by $6,000, $6,950, $66,310, $63,290, $67,680, $38,110 and $41,820, respectively

(c)
Results of operations for the three months ended April 3, 2005 and March 28, 2004, years ended January 2, 2005, December 28, 2003, December 29, 2002 and December 31, 2001 and the 34 days ended December 31, 2000 are inadequate to cover fixed charges and preferred stock dividends by $6,000, $6,950, $66,310, $73,610, $80,770, $44,540 and $42,440, respectively.

(d)
Deemed to represent one-third of rental expense on operating leases.

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METALDYNE CORPORATION Computation Of Ratio Of Earnings To Combined Fixed Charges And Preferred Stock Dividends (Dollars in thousands)